INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	March 28, 2017

Invictus MD Outlines Growth of Production Capacity to
Seize Cannabis Recreational Market

VANCOUVER, BC, March 28, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (CSE: IMH; OTC: IVITF; FRA: 8IS) Invictus MD is pleased to provide an update of its production capability in preparation for the recreational cannabis market.

Marijuana could be legal in Canada by July 1, 2018; according to CBC News, they have learned that the legislation will be announced during the week of April 10 and will broadly follow the recommendation of a federally appointed task force that was chaired by former liberal Justice Minister Anne McLellan. CBC News further reported that the federal government will be in charge of making sure the country's marijuana supply is safe and secure, and Ottawa will license producers.

Canada's cannabis industry could reach $22.6 billion over the coming years, according to Deloitte, with a retail market worth up to $8.7 billion. With only around 40 producers licensed by Health Canada thus far, there's a significant market opportunity for Invictus MD to capitalize on this growth over time. The Company has focused on building its production profile. Some of those highlights are as follows:

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AB Laboratories Inc. (“AB Labs”), a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), has successfully conducted test crops and is currently operating at half capacity, with full production capacity scheduled by the end of May 2017. They have also acquired a number of different strains and are negotiating numerous others for R & D purposes.

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AB Ventures Inc. (“AB Ventures”) 100-acre acquisition is scheduled to close on May 1, 2017, and once licensed under the ACMPR, will be used for future cannabis cultivation with plans to construct five production facilities on the new land totalling 100,000 square feet. Invictus MD has made a commitment to invest $5.5 million, which will be used to fund the costs of licensing approval under the ACMPR, and constructing the initial 42,000 square foot cultivation facilities. Considering the magnitude of AB Ventures’ land acquisition and future production facilities, and assuming AB Ventures obtains a license to produce the quantity forecasted for the proposed facility, the combined production capacity of both AB Labs and AB Ventures is expected to exceed 25,000 kilograms in 2020.

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INVICTUS MD Canada’s Cannabis Company

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Closed the definitive option agreement to acquire 100% interest in OptionCo., who has constructed a 6,800 square foot production facility with an expansion plan floor plate of 30,000 square feet, the option to add a mezzanine that sits on 150 acres of land. This large land package of up to 3 million square feet of buildable property, has a footprint larger than 60 football fields, and provides the capability to construct facilities to meet the demand that the coming adult recreational marijuana use demand will create. OptionCo. also has plans to produce extracted or oil based products oils are rapidly gaining market share in the marijuana sector. With its pre-license inspection conducted in January of this year, OptionCo expects to receive a licence to cultivate under the ACMPR in short order and by 2020 anticipates production to exceed 25,000 kilograms of high quality, low cost cannabis.

“From day one, we have been very clear: to acquire and grow production capacity under the ACMPR that would allow us to seize the recreational market, when available, was the key driver to increasing shareholder value”, said Dan Kriznic, Chairman and CEO of Invictus MD. “Given our ability to aggressively expand the commercial scale of the OptionCo property, we will make key capital investments that enable us to rapidly ramp up production capability.”

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp., Canada’s Cannabis Company, is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

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INVICTUS MD Canada’s Cannabis Company

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. There is no assurance that the Proposal will be completed on the terms or within the timeframe contemplated in this news release or at all. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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